

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Christopher Garner
Chief Executive Officer
Brookwood Fenton Investments LLC
23944 Eureka Rd., Suite 107
Taylor, Michigan 48180

> **Re: Brookwood Fenton Investments LLC**
> **Offering Statement on Form 1-A**
> **Filed June 13, 2023**
> **File No. 024-12278**

Dear Christopher Garner:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed June 13, 2023

Compensation of Officers and the Manager, page 21

1. Please revise to more fully discuss the compensation of the manager. In this regard, we note that Section 5.9 of the operating agreement of Brookwood Fenton Investments LLC filed as Exhibit 3 entitles the manager to receive—in addition to an organizational fee and reimbursements—a development fee, an operational management fee, and a share of profits and losses in its capacity as Class B member.

General

2. We refer to Sections 19.8 and 19.9 of the operating agreement of Brookwood Fenton Investments LLC filed as Exhibit 3. Please revise Section 19.8 to clearly state, if true, that the mandatory mediation provision does not apply to claims under the U.S. federal securities laws. Also revise the Securities Being Offered section of your offering circular to briefly describe the mandatory mediation provision and the arbitration provision,

including to clearly state whether the provisions apply to claims under the U.S. federal securities laws.

Additionally, please revise your offering circular to add an appropriately captioned risk factor highlighting the risks of these provisions to purchasers, including increased costs to bring a claim, limited access to information, and that the provisions can discourage claims or limit purchasers' ability to bring a claim in a judicial forum that they find favorable. Also discuss any uncertainty about the enforceability of the provisions.

3. We refer to Section 19.11 of the operating agreement of Brookwood Fenton Investments LLC filed as Exhibit 3, which identifies the United States District Court for Genesee County, Michigan as the exclusive forum for any suit, legal action or proceeding relating to or arising under the operating agreement. Please revise Section 19.11 to clearly state whether the choice of venue provision applies to claims under the U.S. federal securities laws. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Additionally, please revise the Securities Being Offered section of your offering circular to briefly describe the choice of venue provision, including to clearly state whether the provision applies to claims under the U.S. federal securities laws. Further, if the provision applies to Securities Act claims, please state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Finally, please revise your offering circular to add an appropriately captioned risk factor highlighting the risks of this provision to purchasers, including increased costs to bring a claim and that the provision can discourage claims or limit purchasers' ability to bring a claim in a judicial forum that they find favorable. Also discuss any uncertainty about the enforceability of the provision.

4. Please revise the signatures page to include your principal accounting officer. Refer to Instruction 1 to Signatures of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nicholas Antaki